FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, Yokneam 20692 , Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X]    Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

  Press Release: MIND CTI Reports Record Revenue of $20 Million in 2006, a 29% Increase Over 2005.
  Dated February 21, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2007

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Reports Record Revenue of $20 Million in 2006, a 29% Increase Over 2005, Dated February 21, 2007.

MIND CTI Reports Record Revenue of $20 Million in 2006, a 29% Increase Over 2005

16% GAAP Operating Income in Q4 2006

Yoqneam, Israel, February 21, 2007-MIND C.T.I. LTD. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced results for the fourth quarter and year ended December 31, 2006.

Monica Eisinger, Chairperson and CEO, commented: "I am extremely pleased with reaching record revenue in 2006 and with improved operating income in the last quarter. In 2006 we changed our business model and achieved higher average deal size and better long-term visibility. We successfully completed deployments for some existing customers and had new wins and follow-on orders each quarter. In 2007 we intend to focus on internal growth and to increase our investment in sales and marketing. We estimate that in the long term we will benefit from the increased need for convergent billing solutions that we encounter in today's markets."

Financial Highlights of Q4 2006

  Revenues were $5.08 million, similar to the fourth quarter of 2005, representing a 9% increase over the third quarter of 2006.
  Operating income, excluding amortization of intangible assets of $93 thousand and equity-based compensation expense of $81 thousand, was $978 thousand, or 19% of revenue.
  GAAP operating income was $804 thousand, or 16% of revenue.
  Net income, excluding amortization of intangible assets of $93 thousand, equity-based compensation expense of $81 thousand and a one-time tax expense of $1.24 million, was $1.45 million or $0.07 per share.
  GAAP net income was $37 thousand, or $0.00 per share, mainly due to the one-time tax expense of $1.24 million.
  Cash flow from operating activities in Q4 2006 was $832 thousand.
  Strong cash position of approximately $38 million on December 31, 2006.

Year 2006 Financial Highlights

  Revenues were $20.06 million, a 29% increase over 2005.
  Operating income, excluding amortization of intangible assets of $773 thousand and equity-based compensation expense of $323 thousand, was $3.6 million, representing a 9% increase over 2005.
  GAAP operating income was $2.5 million, compared with $2.85 million in 2005.
  Net income, excluding amortization of intangible assets of $773 thousand, equity-based compensation expense of $323 thousand, a one-time loss from withdrawal of long-term bank deposits of $1.33 million and a one-time tax expense of $1.24 million, was $4.57 million, or $0.21 per share, similar to 2005.
  GAAP net income was $909 thousand or $0.04 per diluted share, compared with $4.06 million, or $0.19 per diluted share in 2005.

Taxes on Income
Recently we went through a tax assessment process, which included disputes with the Israeli Tax Authorities on issues related to the approved enterprise regime. On February 20, 2007, the Company finalized its tax assessment for tax years 2003 to 2005, which resulted in an additional tax expense in the amount of $1.24 million. Of this amount, approximately $800 thousand will affect the Company's cash flow (in 2007).

Revenue Distribution for Q4 2006
Sales in the Americas represented 48% and sales in Europe represented 42% of total revenue. Revenue from our customer care and billing software totaled $4.17 million, while revenue from our enterprise call management software was $ 910 thousand. The revenue breakdown from our business lines of products was $2.09 million, or 41% from licenses, $1.60 million, or 32% from maintenance and $1.39 million, or 27% from services.

Revenue Distribution for Full Year 2006
Sales in the Americas represented 48% and sales in Europe represented 38% of total revenue. Revenue from our customer care and billing software totaled $17.18 million, while revenue from our enterprise call management software was $2.88 million. The revenue breakdown from our business lines of products was $8.47 million, or 42% from licenses, $6.04 million, or 30% from maintenance and $5.55 million, or 28% from services.

Dividend Distribution
On October 30, 2006 the Board of Directors resolved that the Company should seek the court approval formally required in order to enable a distribution for the year 2006, in an amount similar to previous years. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution in order to ensure that the Company's creditors are not harmed by the action. Following the receipt of approval from the District Court of Haifa, on February 20, 2007 the Board declared a cash dividend of $0.20 per share before withholding tax. The Company expects to receive shortly a pre-ruling from the Israeli Income Tax Authorities regarding the applicable rate of withholding tax. The withholding rate, as well as the record date for the distribution of the dividend and the payment date will be announced promptly after we receive the formal ruling.

Conference Call Information
MIND will host a conference call on February 21, at 10:00 a.m., Eastern Standard Time, to discuss the Company's fourth quarter and 2006 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNOs). Sentori, Inc. brings over ten years of wireless experience and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 40 countries around the world. For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31		September 30

	2006	2005	2006

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$27,571	$10,174	$26,647
Accounts receivable:
Trade	5,385	3,389	4,862
Other	231	731	923
Deferred income taxes	154	8	8
Inventories	35	30	30

T o t a l current assets	33,376	14,332	32,470

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable debentures	10,000
Long term bank deposits		30,000	10,000
Other	1,003	737	834
PROPERTY AND EQUIPMENT, net of accumulated depreciation	1,558	1,957	1,790
INTANGIBLE ASSETS, net of accumulated amortization	888	1,660	980
GOODWILL	6,966	6,966	6,966

T o t a l assets	$53,791	$55,652	$53,040

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$464	$686	$594
Other	2,509	1,741	1,497
Deferred revenues	1,236	1,644	1,580
Advances from customers	241	790	171

T o t a l current liabilities	4,450	4,861	3,842

EMPLOYEE RIGHTS UPON RETIREMENT	1,482	1,306	1,495

T o t a l liabilities	5,932	6,167	5,337
SHAREHOLDERS' EQUITY:
Share capital	54	53	53
Additional paid-in capital	59,547	59,399	59,510
Capital surplus	325		244
Accumulated deficit	(12,067)	(9,967)	(12,104)

T o t a l shareholders' equity	47,859	49,485	47,703

T o t a l liabilities and shareholders' equity	$53,791	$55,652	$53,040

I

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31		Three months ended December 31

	2006	2005	2006	2005

	U.S. $ in thousands (except per share data)

REVENUES	$20,060	$15,601	$5,075	$5,039
COST OF REVENUES	5,675	4,015	1,193	1,324

GROSS PROFIT	14,385	11,586	3,882	3,715
RESEARCH AND DEVELOPMENT EXPENSES	6,118	5,086	1,403	1,525
SELLING AND MARKETING EXPENSES	3,628	2,148	893	582
GENERAL AND ADMINISTRATIVE EXPENSES	2,135	1,507	782	402

OPERATING INCOME	2,504	2,845	804	1,206
FINANCIAL INCOME (EXPENSES) - net	*(222)	1,260	527	112

INCOME BEFORE TAXES ON INCOME	2,282	4,105	1,331	1,318
TAXES ON INCOME	1,373	43	1,294	9

NET INCOME	$909	$4,062	$37	$1,309

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.04	$0.19	$0.00	$0.06

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,515	21,431	21,532	21,463

Diluted	21,546	21,619	21,552	21,513

*	Financial expenses for the year ended December 31, 2006 include a loss from a premature withdrawal of long-term deposits in the amount of $1,330,000.

II

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31		Three months ended December 31

	2006	2005	2006	2005

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$909	$4,062	$37	$1,309
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,391	987	242	319
Deferred income taxes, net	(293)		(293)
Accrued severance pay	176	(151)	(13)	(140)
Capital loss (gain) on sale of property and equipment - net	(3)	(38)	6
Employees share based compensation expenses	325		81
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,996)	196	(523)	305
Interest accrued on long-term bank deposits and marketable debentures	(37)	242	(37)
Other	537	48	729	(23)
Increase in inventories	(5)	(12)	(5)	(12)
Increase (decrease) in accounts payable and accruals:
Trade	(222)	(697)	(130)	(123)
Other	768	(1,510)	1,012	(39)
Decrease in deferred revenues	(408)	(799)	(344)	(255)
Increase (decrease) in advances from customers	(549)	(1,467)	70	(1,925)

Net cash provided by (used in) operating activities	*593	861	832	(584)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(379)	(589)	(40)	(46)
Acquisition of a subsidiary, net of cash acquired		(a)(4,233)		(231)
Amounts funded in respect of accrued severance pay	(119)	94	(22)	51
Investment in long-term bank deposits		(10,000)
Acquisition of marketable debentures held-to-maturity	(10,000)		(10,000)
Withdrawal of long-term bank deposits	30,000	10,000	10,000
Proceeds from sale of property and equipment	162	175	116

Net cash provided by (used in) investing activities	19,664	(4,553)	54	(226)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	149	322	38
Dividend paid	(3,009)	(5,143)

Net cash provided by (used in) financing activities	(2,860)	(4,821)	38	-,-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,397	(8,513)	924	(810)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,174	18,687	26,647	10,984

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$27,571	$10,174	$27,571	$10,174

*	Cash flow from operating activities for the year ended December 31, 2006 includes a loss from a premature withdrawal of long-term deposits in the amount of $1,330,000.

III

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2005

U.S. $ in thousands

(a) Acquisition of a subsidiary:
Assets and liabilities of the subsidiary upon acquisition:
Working capital (excluding cash and cash equivalents)	$(4,881)
Property and equipment	277
Intangible assets	1,871
Goodwill	6,966

Cash paid - net	$4,233

IV

- end of file -